Exhibit 99.1

VIA optronics AG to Present at Annual German Spring Conference

Nuremberg, Germany – May 23, 2022 - VIA optronics AG (NYSE: VIAO) (“VIA” or “the Company”), a leading supplier of interactive display systems and solutions, today announced that senior management will participate in the annual German Spring Conference taking place at Le Meridien in Frankfurt, Germany on May 24, 2022.

Jürgen Eicher, Chief Executive Officer and Founder, and Dr. Markus Peters, Chief Financial Officer, will conduct one-on-one meetings and will make a company overview presentation to investors, analysts, financial journalists and other capital markets professionals in attendance at the conference.

The investor presentation deck will be made available on the Investors section of the Company’s website at https://via-optronics.com/investors/events-and-presentations/.

About VIA

VIA is a leading provider of enhanced display solutions for multiple end-markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-end markets with unique specifications as well as demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures, and condensation. VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras and other hardware components. VIA’s intellectual property portfolio, process know-how, and optical bonding and metal mesh touch sensor and camera module technologies provide enhanced display solutions that are built to meet the specific needs of its customers.

Further information on the Company can be found in its Annual Report on Form 20-F for the year ended December 31, 2021 (the “Annual Report”), which the Company has filed with the U.S. Securities and Exchange Commission. You can access a PDF version of the Annual Report at VIA’s Investor Relations website, https://investors.via-optronics.com/investors/financials-and-filings/sec-filings/default.aspx. A hard copy of the audited consolidated financial statements can also be requested free of charge by contacting the investor relations team via the information provided below.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.” These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words, without limitation, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these or similar identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key

Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Any forward-looking statements contained in this press release are based on the current expectations of VIA’s management team and speak only as of the date hereof, and VIA specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor Relations:

Lisa Fortuna

Sam Cohen

Alpha IR Group

Phone: +1 312-445-2870

Email: VIAO@alpha-ir.com

Media Contact:

Alexandra Müller-Plötz

Phone: +49-911-597 575-302

Email: Amueller-ploetz@via-optronics.com